CLOSED JOINT STOCK COMPANY "COMCOR-TV"
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 and 2001
(In thousands of US Dollars, except per share information)

	Notes	2002	2001

ASSETS

Current assets
Cash and cash equivalents	4	$ 91	$1,188
Trade accounts receivable		60	35
Inventories	8	3,768	810
Prepaid expenses		605	81
Taxes recoverable	5	1,154	770
Other current assets		336	46

Total current assets		6,014	2,930

Non-current assets
Property, plant and equipment, net	6	13,374	1,733
Advances for network construction and design	7	915	1,362
Intangible assets, net	9	7,916	8,987
Investment in Institute for Automated Systems	10	6,291	2,768

Total non-current assets		28,496	14,850

Total assets		$34,510	$17,780

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade accounts payables		$ 299	$ 44
Accounts payable to a related party	3	1,343	570
Loan from related party	3	552	2,266
Accrued expenses	11	610	605
Other current liabilities		320	146

Total current liabilities		3,124	3,631
Deferred tax liability	13	1,816	2,099

Total liabilities		4,940	5,730

Commitments and contingent liabilities	14
Minority interest		28	25

Shareholders' equity
Preferred stock		3	-
Ordinary shares, RR 10 par value; 61,810 shares authorised and outstanding in 2002; 43,642 authorised and outstanding in 2001	12	40	34
Additional paid-in capital	12	42,307	19,941
Accumulated deficit		(12,808)	(7,950)

Total shareholders' equity		29,542	12,025

Total liabilities and shareholders' equity		$34,510	$17,780

The accompanying notes are an integral part of these financial statements.

CLOSED JOINT STOCK COMPANY "COMCOR-TV" CONSOLIDATED STATEMENT OF OPERATIONS YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (In thousands of US Dollars)

	2002	2001	2000

Revenues
Subscription fees	$1,365	$ 663	$ 90
Connection fees and equipment sales	481	472	248
Other	95	65	21

Total revenue	1,941	1,200	359

Cost of revenue
Cost of CATV and Internet from related party	883	547	267
Equipment and connection costs	386	355	177
Wages, salaries, benefits and payroll taxes	788	786	370
Amortization of intangibles	1,071	1,095	721
Other	563	316	76

Total cost of revenue	3,691	3,099	1,611

Operating expenses
Wages, salaries, benefits and payroll taxes	1,488	1,582	1,034
Depreciation of property, plant and equipment	680	271	41
Lease of facilities from a related party	507	542	237
General and administrative	535	807	1,010

Total operating expenses	3,210	3,202	2,322

Loss from operations	(4,960)	(5,101)	(3,574)
Interest expense	(27)	(7)	-
Foreign exchange loss	(56)	(29)	35
Equity in losses of unconsolidated subsidiary	(95)	-	-
Other (expense) income, net	-	58	192

Loss before income taxes and minority interest	(5,138)	(5,079)	(3,347)
Income tax benefit (expense)	283	1,367	(252)

Loss before minority interest	(4,855)	(3,712)	(3,599)
Minority interest	(3)	8	-

Net loss	$(4,858)	$(3,704)	$(3,599)

The accompanying notes are an integral part of these financial statements.

CLOSED JOINT STOCK COMPANY "COMCOR-TV"
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000

Cash flows from operating activities:
Net loss	$(4,858)	$(3,704)	(3,599)
Equity in losses of unconsolidated subsidiary	95	-	-
Deferred tax (benefit)/provision	(283)	(1,367)	252
Depreciation and amortization	1,751	1,365	762
Provision for inventory obsolescence	240	-	-
Expenses paid for by a shareholder as part of charter capital contribution	-	-	418
Changes in working capital assets and liabilities:
(Decrease) increase in inventories	280	(612)	(198)
Increase in taxes recoverable	(384)	(351)	(419)
Decrease/(increase) in other current assets	(839)	161	(307)
Increase in accounts payable and accrued liabilities	1,206	703	661

Net cash used by operating activities:	(2,792)	(3,805)	(2,430)

Cash flows from investing activities
Acquisition of property and equipment	(2,042)	(809)	(1,240)
Advances for network construction and design	447	(483)	(880)

Net cash used by investing activities	(1,595)	(1,292)	(2,120)

Cash flows from financing activities:
Capital contributions	5,000	-	9,217
Loan repayments	(2,610)	-	(685)
Loan from shareholder	900	2,260	-

Net cash provided by financing activities	3,290	2,260	8,532

Effect of exchange rates movements on cash	-	-	(5)

Net (decrease)/ increase in cash and cash equivalents	(1,097)	2,837	(3,977)

Cash and cash equivalents at beginning of year	1,188	4,025	48

Cash and cash equivalents at end of year	$ 91	$1,188	$4,025

Supplemental cash flow information

Interest paid	$ 34	-	-

Profit tax paid	-	-	-

The accompanying notes are an integral part of these financial statements.

CLOSED JOINT STOCK COMPANY "COMCOR-TV"
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands of US Dollars)

	Preferred stock	Capital stock	Additional paid in capital	Accumulated deficit	Total shareholders' (deficit)/equity

Balance at December 31, 1999	$ -	$22	$ -	$ (647)	$ (625)
Capital contribution	-	12	19,941	-	19,953
Net loss	-	-	-	(3,599)	(3,599)

Balance at December 31, 2000	$ -	$34	$19,941	$(4,246)	$15,729
Net loss	-	-	-	(3,704)	(3,704)

Balance at December 31, 2001	$ -	$34	$19,941	$(7,950)	$12,025
Capital contributions	3	6	22,366	-	22,375
Net loss	-	-	-	(4,858)	(4,858)

Balance at December 31, 2002	$ 3	$40	$42,307	$(12,808)	$29,542

 The accompanying notes are an integral part of these financial statements.

CLOSED JOINT- STOCK COMPANY "COMCOR-TV"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND FOR THE YEAR THEN ENDED
(In thousands of US Dollars, except per share amounts)

 Note 1: NATURE OF OPERATIONS AND BASIS OF PRESENTATION

 (a) Operations of the Company

 Closed Joint Stock Company COMCOR-TV (the "Company") was established on July 15, 1995 as a closed joint stock company under the laws of the Russian Federation. The Company is engaged in provision of cable television services and high speed internet access in Moscow. The Company's operations are subject to licenses for cable television broadcasting and data transmitting. The current licenses granted by the State Committee of the Russian Federation on Telecommunications are valid until 2004. The number of subscribers is limited by the terms of the license for cable television broadcasting at 1,500,000.

As at December 31, 2002, the Company has installed service capacity for up to 107,026 homes in Moscow. In  2003, the Company expects to continue the construction of networks, increase its sales of services, and implement new broadband services.

 (b) Ownership, subsidiaries, associates

 The shareholders of the Company are Joint Stock Company Moscow Telecommunication Corporation COMCOR ("COMCOR") and ABC Moscow Broadband Communication Ltd. ("MBC").

 The entities, included in these consolidated financial statements include:

Name	Principle activities	Ownership interest
		December 31, 2002	December 31, 2001

LLC Persey-Service ("Persey")	Broadcasting and publishing	51%	51%
Open Joint Stock Company Institute for Automated Systems ("IAS")	Data transfer and telecommunication services	42%	19%

Persey also acts as a sales representative of the Company.

Since August 2002 the Company has owned 41.7% of IAS as a result of the receipt of additional shares as noted below, and has subsequently included its equity interest in IAS's results of operations in its statement of operations.

 (c) Issue of shares

In 2002, the Company made two additional issues of shares: 10,910 preference shares were purchased by MBC for US $ 5,000 in cash and 18,168 ordinary shares were sold to COMCOR. COMCOR contributed coaxial networks for 89,000 subscribers in Chertanovo and Khamovniki, internet equipment, inventory, valued at  US $13,755, and 55,675 shares of IAS valued at US $3,618.

 (d) Basis of presentation

The Company maintains its accounting records and prepares statutory accounting reports in accordance with local accounting regulations. The accompanying consolidated financial statements are based on the statutory records of each entity, which are maintained in Russian rubles ("roubles"), the official currency of the Russian Federation, and are recorded under the historical cost convention, except for the revaluations of property, plant and equipment, intangible assets and  inventory. They have been adjusted in order to present the financial position and the results of operations in U.S. Dollars ("US$" or "$") and in accordance with US GAAP.

The Company has experienced net losses since inception and expects to incur additional operating losses in the future as the Company continues to expand its service offerings and customer base and to construct its own network.  As a result, the Company's management believes that additional financing will be required to support its planned expenditures. The agreements signed in May 2003 under which Andersen Group, Inc. ("Andersen"), a public U.S. company that currently owns 25% of the equity interests of MBC, proposes to acquire the outstanding equity of the Company provide for additional capital contributions, including $6.0 million in cash to be invested by Andersen, of which $3.5 million will be contributed in May 2003.  In addition, the agreements provide for $1,143 of liabilities of the Company to COMCOR as of December 31, 2002 and a portion of charges for various services in 2003 from COMCOR to be converted into equity of the Company. The agreements also provide for the elimination of certain fees to COMCOR from the Company's utilization of its Moscow Fiber Optic Network, and for a limitation of payments of fees charged for the lease of COMCOR's secondary nodes.  The Company expects that such sources of capital will be adequate to allow it to meet its operating requirements for the foreseeable future.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amount of revenues and expenses during the reporting period. The most significant estimates relate to recoverability and useful lives of property, plant and equipment and intangible assets and valuation of investments. Actual results could differ from these estimates.

Principles of consolidation. The consolidated financial statements of the Company are based on the financial statements of the entities presented in Note 1 "Nature of operations and basis of presentation".

Subsidiary undertakings, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

Minority interest at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the consolidation. Minority interest is presented separately from liabilities and shareholders' equity.

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Company generally has between 20% and 50% of the voting rights, or otherwise the Company has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency translation. The Russian economy is hyperinflationary. The US$ is the reporting and the functional currency for the purpose of these financial statements. Accordingly, transactions not already measured in US$ have been remeasured into US$ in accordance with the relevant provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Monetary assets and liabilities of the consolidated entities have been translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities have been translated at historic rates and adjusted for impairment as necessary. Revenues, expenses and cash flows have been translated at the exchange rate  on the date of the transaction. Translation gains and losses from the remeasurement of assets and liabilities that are not denominated in US$ are credited or charged to the consolidated statement of income.

Exchange restrictions and controls exist relating to converting the rouble into other currencies. At present, the rouble is not convertible outside of Russia and, further, consolidated entities are required to convert 50% of their hard currency earnings into roubles. Future movements in the exchange rates between the rouble and the US$ will affect the carrying value of the Company's rouble denominated monetary assets and liabilities. Such movements may also affect the Company's ability to realise non-monetary assets represented in US$ in these consolidated financial statements. Accordingly, any translation of local currencies to US$ should not be construed as a representation that such amounts have been, could be, or will in the future be converted into US$ at the exchange rate shown or at any other exchange rate.

The official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar at December 31, 2002 was 31.7844 for US$ 1 (30.14 at December 31, 2001).

Cash and cash equivalents. The Company considers only those short-term, highly liquid investments with original maturity of 90 days or less to be cash equivalents net of any restricted cash amounts.

Accounts receivable. Accounts receivable are presented net of any provision for bad and doubtful debts.

Revenue recognition. Revenue is primarily derived from the sale of cable television and Internet services to subscribers and is recognized in the period the related services are provided. Under SAB 101 the Company defers connection fees, set-box sales and related costs, and recognizes them over a five year period, which represents the estimated customer relationship period. Company follows the guidance of FASB 51 in recognizing initial connection revenues and direct selling costs.  All revenue figures are recorded net of VAT.

Inventories. Carrying amounts of inventory are determined on an average cost basis, including the contributed values of inventories contributed by COMCOR, and are stated at the lower of cost or market. Inventory is reviewed for obsolescence at each reporting date.

Property, plant and equipment. Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is applied on a straight-line basis over the following estimated useful lives:

Broadcasting equipment	10 to 15 years
Other network equipment	5 years
Other	3 to 5 years

In accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and of Long-Lived Assets" ("SFAS 144"), property, plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of evaluating the recoverability of property, plant and equipment, the recoverability test is performed using undiscounted net cash flows.

Financial instruments. The fair value of financial instruments (primarily cash and cash equivalents, accounts receivable and accounts payable) is determined with reference to various market information and other valuation methods as considered appropriate. At December 31, 2002, the fair values of financial instruments held by the Company did not materially differ from their recorded book values due to their short maturities.

Capital contributions from the shareholders. The non-cash assets contributed by the shareholders have been recorded at their estimated fair values determined by reference to cash contributions made at the same time and in accordance with a plan of contributions to the charter capital of the Company (see also Note 15 "Subsequent events").

Comprehensive income. SFAS No. 130, "Reporting Comprehensive Income", requires disclosure of all changes in equity during a period except those resulting from investments by and distributions to the Company's shareholders. The Company's comprehensive loss for the year ended December 31, 2002 did not differ from the reported net loss.

Income taxes. Deferred tax assets and liabilities are calculated in respect to temporary differences in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in the years in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets to the extent that it is more likely than not that the assets will not be realized.

Value-Added Taxes. Value-Added Taxes ("VAT") related to sales are payable to the tax authorities at the time of the sale. VAT on purchases is reclaimable against sales VAT upon payment for purchases.  The tax authorities permit the settlement of VAT on a net basis.  VAT related to sales and purchase transactions, which have not been settled at the balance sheet date, are recognized in the balance sheet on a gross basis.

Unified Social Tax. Chapter 24 of the Tax Code of the Russian Federation "Unified Social Tax" came into effect from January 1, 2001. This tax replaced payments to the pension, medical insurance, employment and social insurance funds. Average rate of this tax was 25.9%. The Company has no obligation to provide pensions to any of its management or staff and, accordingly, no provision for future pension costs is recorded.

Advertising expenses. Advertising expenses are charged to the Income Statement as incurred.

Recently issued accounting standards. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets.   SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  The adoption of this standard will not have a material impact on the Company's financial condition or results of operations.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The Statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Risks and concentrations. The Company's business is subject to risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of broadband services in Russia, dependence on third-party technology, new service introductions and other activities of competitors, significant financing requirements, dependence on key personnel and limited operating history.

Note 3: RELATED PARTY TRANSACTIONS

The Company receives signal delivery services and data network services from COMCOR. In addition, the Company pays COMCOR for Internet traffic. The amount of such expenses, charged to the income statement for the year ended December 31, 2002, was US$ 883 (December 31, 2001: US$546), and the amount payable to COMCOR at December 31, 2002 was US $1,143 (December 31, 2001: US$ 570). At December 31, 2002, the Company had pledged its assets (Khamovniki coaxial network and IAS shares) to COMCOR as security for this payable. The pledge and carrying value of those assets was US$ 8,549 and US$ 8,489 at December 31, 2002.

During 2001 and 2002, the Company received short-term loans from MBC in the amount of US$ 2,260 and US $ 900 respectively. All loans carry interest at LIBOR+1%. The Company repaid the 2001 loan and US$ 350 of the 2002 loans with accrued interest. Total accrued interest expense paid or accrued on these loans during 2002 was US$ 28. Amount payable to MBC for the loan at December 31, 2002 was US$ 550 and interest payable was US $2. At December 31, 2002 the Company has pledged its assets (Chertanovo coaxial networks and other equipment) to MBC as security for this loan. The value pledge and carrying value of those assets was US$ 10,032 and US$ 9,019 at December 31, 2002.

The Company leases its primary office facilities from IAS. The amount charged to operations for the year ended December 31, 2001, was US$ 498 (2001; US$ 534), and the amount payable to IAS as at December 31, 2002 was US $ 194.

Note 4: CASH AND CASH EQUIVALENTS

	December 31, 2002	December 31, 2001

Cash at bank (denominated in Roubles)	$86	$ 103
Cash at bank (denominated in US Dollars)	5	1,085

Total cash and cash equivalents	$91	$1,188

Note 5: TAXES RECOVERABLE

	December 31, 2002	December 31, 2001

VAT recoverable	$1,128	$743
Income tax recoverable	26	27

Total taxes recoverable	$1,154	$770

Note 6: PROPERTY, PLANT AND EQUIPMENT

At December 31, 2002 and December 31, 2001, property, plant and equipment comprised:

	December 31, 2002	December 31, 2001

Construction in progress	$2,408	$963
Motor vehicles	278	274
Computer equipment	459	429
Office furniture and fixtures	447	379
Network equipment	9,995	-
Internet equipment	507	-
Other	273	-

Total cost	14,367	2,045
Accumulated depreciation	(993)	(312)

Property, plant and equipment, net	$13,374	$1,733

Note 7: ADVANCES FOR NETWORK CONSTRUCTION AND DESIGN

	December 31, 2002	December 31, 2001

Advance payments made to contractors	$570	$1,136
Internal project costs	345	226

Total advances for network construction and design	$915	$1,362

Note 8: INVENTORY

	December 31, 2002	December 31, 2001

Materials for construction	$2,608	$322
Cable	422	49
Installation equipment and suppliers	710	330
Other	268	109
Reserve for obsolescence	(240)	-

Total inventory	$3,768	$810

 Note 9: INTANGIBLE ASSETS

Intangible assets comprise:

  A license for provision of cable television broadcasting services to 1.5 million subscribers. This license was contributed by COMCOR as consideration for the shares issued on April 24, 2000.  The gross book value of the license of US$ 10,714 is being amortized over a ten-year period.  The license term ends in September 2004 but the Company does not foresee any problems with complying with the requirements of the renewal. The license is required to provide services and management expects to renew it at no significant cost, after the first five years of its operation. Accumulated amortization as at December 31, 2002 is US$ 2,857.
  Goodwill on acquisition of Persey in July 2000 with carrying value of US$ 59 net.

Note 10: INVESTMENT IN INSTITUTE FOR AUTOMATED SYSTEMS

IAS is a Russian telecommunications company that has a data communications network in Russia. From April 2000 to July 2002, the Company had a 19% equity interest in IAS. At July 31 2002, the Company received additional 55,675 shares of IAS from COMCOR representing approximately 23% of IAS, thus increasing the Company's equity interest to 41.7%. During the period from August 2002 through December 2002, the Company recorded US$ 95 as its equity in the losses of IAS.

At December 31, 2002, the Company's investment in IAS was recorded at US$ 6,291 and its proportionate share of IAS's equity was US$ 3,377. The difference is attributable to the fair market value of the IAS contribution at the dates of contributions, as determined by the Company's shareholders in negotiation of contributions to the Company's equity to maintain ultimate parity of ownership. The following presents the summarized financial condition of IAS as of December 31, 2002 and the results of its operations for the five month period ended December 31, 2002 (unaudited).

Balance Sheet	December 31, 2002

Current assets	$1,151
Noncurrent assets	9,596

Total assets	$10,747

Current liabilities	$1,566
Noncurrent liabilities	1,082

Total liabilities	2,648

Shareholders' equity	8,099
$10,747

Statement of Operations	Five Months ended December 31, 2002

Revenues	$1,884
Cost of revenue	(1,385)
Operating expenses	(869)

Loss from operations	(370)
Non operating income	144
Income tax expense	(2)

Net loss	$ 228

 Note 11: ACCRUED EXPENSES

	December 31, 2002	December 31, 2001

Salaries	$227	$227
Consulting services	312	312
Other accrued expenses	71	66

Total accrued expenses	$610	$605

Note 12: SHAREHOLDERS' EQUITY

The Company's charter capital consists of 61,810 issued and fully paid ordinary shares with nominal value of US$ 40 and 10,910 preferred common stock shares with nominal value of US$3. Additional paid-in capital represents difference between the nominal value of the issued shares and the amounts contributed by the shareholders. Preference shares do not carry voting rights. No dividends were declared for the previous years.

In October 2002 the Company registered new issue of additional 18,168 ordinary shares which are intended to be sold to Andersen pursuant to the agreements signed in April 2003.  (See also Note 16 "Subsequent events").

Note 13: INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes under US GAAP and such amounts recognized for statutory tax purposes The significant components of the net deferred tax liability are as follows:

	December 31, 2002	December 31, 2001

Deferred tax assets:
Tax loss carry forward	$ 759	$ 778
Property, plant and equipment	127	44
Other	17	-
Valuation allowance	(759)	(778)

Total deferred tax assets, net of valuation allowance	144	44

Deferred tax liabilities:
Intangible assets	(1,886)	(2,143)
Deferred costs	(74)	-

Total deferred tax liabilities	(1,960)	(2,143)

Net deferred tax liability	$(1,816)	$(2,099)

 The difference between income tax expense provided in the financial statements and the expected income tax benefit at the statutory rate is reconciled as follows:

	December 31, 2002	December 31, 2001

Loss before income taxes and minority interest	$5,138	$ 5,079
Statutory income tax rate	24%	35%

Income tax benefit at the statutory rate	(1,233)	(1,778)
(Increase)/decrease due to:
Expenses not deductible for tax purposes	158	350
Taxable losses not qualifying for carry forward	792	502
Effect of the change in statutory income tax rate	-	(625)
Movement in valuation allowance on tax losses carry forward	-	184

Income tax benefit	$(283)	$(1,367)

 Russian tax losses can generally be used to offset future taxable profits for the subsequent 10 years. The maximum offset in each year is limited to 30% of the total taxable profit of the year.

Note 14: COMMITMENTS AND CONTINGENCIES

Operating environment

The economy of the Russian Federation continues to display the characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, currency controls, a low level of liquidity in the public and private debt and equity markets and high inflation.

The prospects for future economic stability are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation

Russian tax legislation is subject to varying interpretations and constant changes, which may be retroactive. Furthermore, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Company may not coincide with that of Management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant.  The tax years remain open to review by tax authorities for three years.

Political environment

The operations and earnings of the Company are affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection. Because of the capital-intensive nature of the industry, the Company is also subject to physical risks of various kinds. The nature and frequency of these developments and events associated with these risks, which generally are not covered by insurance, as well as their effect on future operations and earnings, are not predictable.

Note 15: SUBSEQUENT EVENTS

In May  2003, COMCOR and Andersen entered into agreements, pursuant to which Andersen will acquire all of the equity interests of the Company.  The agreements require that Andersen make equity investments totaling US $6 million, of which US $3.5 million has been committed to be made within 20 days of the signing of the agreements. Additional investments by Andersen into the Company are also required within 20 days of Andersen's acquisition of COMCOR's equity interests in the Company, and no later than August 31, 2004.  The agreements allow, but do not require, Andersen to make further equity investments into the Company in the aggregate total of US $5,828. The Company expects Andersen to contribute amounts owned by the Company to MBC, additional shares of IAS and the value of amounts owed by the Company to others which Andersen has agreed to settle as part of this additionally allowed investment.

The agreements also provide for the conversion of $1,381 of liabilities and future liabilities of the Company to COMCOR into shares of the Company.  Additionally, in the agreements, COMCOR agreed to discontinue a fee of 10% of the Company's television service revenues for the Company's utilization of COMCOR's Moscow Fiber Optic Network and to limit the payment for charges for the Company lease of COMCOR's secondary node switching equipment to the lesser of $350 per month per secondary node or 20% of the Company's television service networks as calculated on a cumulative basis effective with January 2003 through December 2005.

The agreement further requires Andersen to acquire substantially all of the shares of stock of MBC which it does not presently own.

ANDERSEN GROUP, INC.
Schedule II - Valuation and Qualifying Accounts
(Amounts in thousands)

		Additions

		Charged
	Balance at	(credited) to	Charged to
	beginning	costs and	to other		Balance at
Description	of year	expenses	accounts	Deductions	end of year

February 28, 2003
Allowance for doubtful accounts	$96	(19)		$(52)	$25
Reserve for returns	$70	-	(44)[b]	$(26)	-

February 28, 2002
Allowance for doubtful accounts	$77	$20	-	$(1)	$96
Reserve for returns	$70	-	-	-	$70

February 28, 2001
Allowance for doubtful accounts	$111	$(7)	-	(27)	$77
Reserve for returns	$80	(10)	-	-	$70